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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)

                           NOBLE DRILLING CORPORATION
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  655042 10 9
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                               MICHAEL A. CAWLEY
                                 P.O. Box 2180
                            Ardmore, Oklahoma 73402
                                 (405) 223-5810
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  July 1, 1996
- --------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

         Check the following box if a fee is being paid with this Statement.
[ ] (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1 and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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

CUSIP No. 655042 10 9                                  Schedule 13D                                           Page 2 of 3


(1)      Name of Reporting Person                                               The Samuel Roberts Noble Foundation, Inc.
         S.S. or I.R.S. Identification                                                                         73-0606209
         No. of Above Person

(2)      Check the Appropriate Box if a                                                                          (a)  [ ]
         Member of a Group (See Instructions)                                                                    (b)  [ ]

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)                                                               OO (See Item 3)

(5)      Check Box if Disclosure of Legal                                                                             [ ]
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization                                                                    Oklahoma

     Number of                    (7)     Sole Voting                                                           5,474,639
                                          Power
     Shares
                                  (8)     Shared Voting
     Beneficially                         Power

     Owned by Each                (9)     Sole Dispositive                                                      5,474,639
                                          Power
     Reporting
                                  (10)    Shared Dispositive
     Person with:                         Power

(11)     Aggregate Amount Beneficially Owned                                                                    5,474,639
         by Each Reporting Person

(12)     Check Box if the Aggregate Amount in                                                                         [ ]
         Row (11) Excludes Certain Shares (See
         Instructions)

(13)     Percent of Class Represented by                                                                             4.5%
         Amount in Row (11)

(14)     Type of Reporting Person (See                                                                                 CO
         Instructions)

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CUSIP No. 655042 10 9           Schedule 13D                         Page 3 of 3


         THIS AMENDMENT NO. 4 TO SCHEDULE 13D amends item 5(e) to this Schedule 13D in its entirety to read as follows:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5(e)

         On July 16, 1996, the Issuer filed a Current Report on Form 8-K (Date of Report: July 1, 1996) with the Securities and Exchange Commission reporting, among other things, that, in connection with the closing of the acquisition therein reported, the Issuer closed its public offering of 21,850,000 shares of Common Stock on July 1, 1996. The Form 10-Q for the quarter ended June 30, 1996 of the Issuer states that there were 121,849,988 shares of Common Stock outstanding as of August 12, 1996. Accordingly, although the Foundation has not sold or otherwise disposed of any of the 5,474,639 shares of Common Stock heretofore reported as beneficially owned by it, on the basis of the foregoing, the Foundation has ceased to be the beneficial owner of more than five percent of the Common Stock.


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        THE SAMUEL ROBERTS NOBLE
                                         FOUNDATION, INC.




Dated:  September 19, 1996              By: /S/ MICHAEL A. CAWLEY
                                        -------------------------
                                               Michael A. Cawley
                                               President and Chief
                                                Executive Officer